

Mail Stop 4720

January 5, 2017

Mr. Daryl N. Bible
Senior Executive Vice President and Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

    Re: **BB&T Corporation**
          Form 10-K for Fiscal Year Ended December 31, 2015
          Filed February 25, 2016
          File No. 001-10853

Dear Mr. Bible:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Gus Rodriguez

          Gus Rodriguez
          Accounting Branch Chief
          Office of Financial Services